UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2016

Commission File Number: 001-36187

EVOGENE LTD.
  (Translation of Registrant’s Name into English)

13 Gad Feinstein Street
Park Rehovot P.O.B 2100
Rehovot 7612002 Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

CONTENTS

On May 18, 2016, the board of directors of Evogene Ltd. (the “Company”) adopted exemptions recently promulgated under the Israeli Companies Law, 5759-1999 (the “Companies Law”) that exempt certain Israeli companies whose shares are traded on certain U.S. stock exchanges from the requirements under the Companies Law to appoint external directors and related requirements as to the composition of the audit and compensation committees of the board of directors.

In order to be eligible for these exemptions, the Company currently complies, and will be required to continue to comply, with the NYSE majority board independence requirement, and the NYSE and SEC audit and compensation committee composition requirements.

Based on the resolution adopted by the Company’s board of directors, the two currently serving external directors of the Company, Dr. Michael Anghel and Dr. Kinneret Livnat Savitsky, shall continue to serve until the expiry of their current term of service on September 17, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 19, 2016	EVOGENE LTD. (Registrant) By: /s/ Eyal Leibovitz —————————————— Eyal Leibovitz Chief Financial Officer